UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

As of  November 8, 2010

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-07510, 333-07512, 333-08206, 333-13656, 333-90750, 333-117646, 333-141680 and 333-169241), to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

CONTENTS

This report on Form 6-K of RiT Technologies Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

Press release dated November 8, 2010: RiT TECHNOLOGIES ANNOUNCES 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

(The press release is attached as Exhibit 99.1 hereto and incorporated by reference herein).

Press release dated November 8, 2010: LEADING INDIAN CONGLOMERATE ORDERS RiT’S IIM SOLUTION WITH NEW CATEGORY 6A PATCH PANELS WITH PATCHING SWITCHES FOR STATE-OF-THE-ART DATACENTER

(The press release is attached as Exhibit 99.2 hereto and incorporated by reference herein).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: November 8, 2010	By:	/s/ Moti Antebi
Moti Antebi, CFO

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Press release dated November 8, 2010: : RiT TECHNOLOGIES ANNOUNCES 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS

99.2	Press release dated November 8, 2010: LEADING INDIAN CONGLOMERATE ORDERS RiT’S IIM SOLUTION WITH NEW CATEGORY 6A PATCH PANELS WITH PATCHING SWITCHES FOR STATE-OF-THE-ART DATACENTER